UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

MECOX LANE LIMITED

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G5953U 102

(CUSIP Number)

Fang Xue
Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place, No. 81 Jianguo Road

Beijing, 100025
Tel +86 10 6502 8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5953U102
	1.	Names of Reporting Persons. CNshangquan Limited
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Number of Shares Beneficially Owned by Each Reporting Person With:	6.	Citizenship or Place of Organization British Virgin Islands
	7.	Sole Voting Power 290,564,842
	8.	Shared Voting Power
	9.	Sole Dispositive Power 290,564,842
	10.	Shared Dispositive Power
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,564,842[1]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 63.8%[2]
	14.	Type of Reporting Person (See Instructions) CO

[1]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 5) with certain other beneficial owner of the Issuer’s Ordinary Shares represented by the ADSs (as defined below) , which are not included in this Amendment No. 2 (as defined below). See Item 5.
[2]	Based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as provided by the Issuer.

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CUSIP No. G5953U102
	1.	Names of Reporting Persons. Cnshangquan E-Commerce Co., Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Number of Shares Beneficially Owned by Each Reporting Person With:	6.	Citizenship or Place of Organization People’s Republic of China
	7.	Sole Voting Power 290,564,842
	8.	Shared Voting Power
	9.	Sole Dispositive Power 290,564,842
	10.	Shared Dispositive Power
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,564,842[3]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 63.8%[4]
	14.	Type of Reporting Person (See Instructions) CO

[3]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 5) with certain other beneficial owner of the Issuer’s Ordinary Shares represented by the ADSs (as defined below) , which are not included in this Amendment No. 2 (as defined below). See Item 5.
[4]	Based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as provided by the Issuer.

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CUSIP No. G5953U102
	1.	Names of Reporting Persons. Sanpower Group Co., Ltd
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Number of Shares Beneficially Owned by Each Reporting Person With:	6.	Citizenship or Place of Organization People’s Republic of China
	7.	Sole Voting Power 290,564,842
	8.	Shared Voting Power
	9.	Sole Dispositive Power 290,564,842
	10.	Shared Dispositive Power
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,564,842[5]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 63.8%[6]
	14.	Type of Reporting Person (See Instructions) CO

[5]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 5) with certain other beneficial owner of the Issuer’s Ordinary Shares represented by the ADSs (as defined below), which are not included in this Amendment No. 2 (as defined below). See Item 5.
[6]	Based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as provided by the Issuer.

4

CUSIP No. G5953U102
	1.	Names of Reporting Persons. Yafei Yuan
	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) OO
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Number of Shares Beneficially Owned by Each Reporting Person With:	6.	Citizenship or Place of Organization People’s Republic of China
	7.	Sole Voting Power 290,564,842
	8.	Shared Voting Power
	9.	Sole Dispositive Power 290,564,842
	10.	Shared Dispositive Power
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 290,564,842[7]
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 63.8%[8]
	14.	Type of Reporting Person (See Instructions) IN

[7]	The Reporting Person could be deemed to be part of a “group” (as discussed in Item 5) with certain other beneficial owner of the Issuer’s Ordinary Shares represented by the ADSs (as defined below), which are not included in this Amendment No. 2 (as defined below). See Item 5.
[8]	Based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as provided by the Issuer.

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This amendment No.2 to Schedule 13D (this “Amendment No. 2”) is filed jointly by Cnshangquan E-Commerce Co., Ltd. (the “Investor”), a company incorporated in the PRC, CNshangquan Limited (the “Investor Shareholder”), a wholly-owned subsidiary of the Investor incorporated in the British Virgin Islands, Sanpower Group Co., Ltd, a company incorporated in the PRC (“Sanpower”) and Mr. Yafei Yuan, a PRC citizen (“Mr. Yuan”, and together with the Investor, the Investor Shareholder and Sanpower, the “Reporting Persons”).

This Amendment No. 2 amends and supplements the statement on Schedule 13D filed jointly with the Securities and Exchange Commission on May 29, 2014 (the “Original Schedule”) by the Reporting Persons with respect to the ordinary Shares, par value $0.0001 (the “Shares”), including the Shares represented by American Depositary Shares (the “ADSs”), of Mecox Lane Limited, a Cayman Islands corporation (the “Issuer”), which Original Schedule was subsequently amended by Amendment No. 1 filed on July 22, 2015 (the Original Schedule as amended by Amendment No. 1, the “Schedule 13D”). Except as specifically amended and supplemented by this Amendment No. 2, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

In light of ChinaEquity USD Fortune Co., Ltd. joining the Consortium on October 26, 2015 (as described in Item 4 below), the Reporting Persons, Leading Capital Co. Ltd. and its affiliates (“Leading Capital”), and ChinaEquity USD Fortune Co., Ltd. and its affiliates (“ChinaEquity”) anticipate that, at the price per Share set forth in the Proposal, approximately US$14,614,573 would be expended in acquiring 128,198,011 Shares owned by shareholders of the Issuer other than the Reporting Persons and ChinaEquity (the “Publicly Held Shares”). References of the “Consortium” in the Schedule 13D from and after October 26, 2015 and in this Amendment No. 2 shall mean collectively, the Investor Shareholder, Leading Capital and ChinaEquity.

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by equity financing only in the form of cash from the Consortium.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On October 26, 2015, the Investor Shareholder entered into an amended and restated consortium agreement with Leading Capital and ChinaEquity (the “Amended and Restated Consortium Agreement”), pursuant to which ChinaEquity joins the Consortium on the date thereof. The Amended and Restated Consortium Agreement supersedes the consortium agreement by and between the Investor Shareholder and Leading Capital dated July 21, 2015 in its entirety. Pursuant to the Amended and Restated Consortium Agreement, the Consortium will cooperate in good faith in connection with the acquisition transaction (the “Transaction”) with respect to the Issuer as contemplated by the Proposal. The Amended and Restated Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; cooperation in obtaining applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions for the consummation of the Transaction; and cooperation in preparing definitive documentation with respect to the Transaction. During the period beginning on the date of the Amended and Restated Consortium Agreement and ending on the earlier of (i) the 12-month anniversary of the date of the Amended and Restated Consortium Agreement, or (ii) the occurrence of termination events as specified therein, members of the Consortium have agreed to work exclusively with each other with respect to the Transaction.

References to and description of the Amended and Restated Consortium Agreement in this Amendment No. 2 are qualified in their entirety by reference to the Amended and Restated Consortium Agreement, a copy of which is attached hereto as Exhibit 5 and incorporated herein by reference in its entirety.

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Item 5	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of paragraph “(a) and (b)”:

Pursuant to Section 13(d)(3) of the Act, the Reporting Persons and ChinaEquity may, on the basis of the facts described in Item 4, be considered to be a “group.” To the extent that the Reporting Persons are deemed to have formed a group with ChinaEquity, the beneficial ownership of the Shares by the group would include the beneficial ownership of the Shares by ChinaEquity. As of the date hereof, ChinaEquity beneficially owns 1,041,845 ADSs (which represent 36,464,575 Shares), representing 8.01% of the total Shares outstanding as of March 31, 20159.

Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owner of any Shares (including Shares represented by ADSs) as may be beneficially owned by ChinaEquity for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership or membership in a “group” (within the meaning of Section 13(d)(3) of the Act) is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end hereof:

The description of the principal terms of the Amended and Restated Consortium Agreement under Item 4 is incorporated herein by reference in its entirety.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 5:	Amended and Restated Consortium Agreement dated October 26, 2015 by and among the Investor Shareholder, Leading Capital and ChinaEquity

[9]	Based on 455,227,428 ordinary shares outstanding as of March 31, 2015, as provided by the Issuer.
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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 27, 2015

CNSHANGQUAN LIMITED

By:	/s/ Wei Zhu
Name:	Wei Zhu
Title:	Authorized Signatory

CNSHANGQUAN E-COMMERCE CO., LTD.

By:	/s/ Wei Zhu
Name:	Wei Zhu
Title:	Authorized Signatory

SANPOWER GROUP CO., LTD

By:	/s/ Wei Zhu
Name:	Wei Zhu
Title:	Authorized Signatory

YAFEI YUAN

By:	/s/ Yafei Yuan
Name:	Yafei Yuan

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